

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Jeffrey H. Cooper
Senior Vice President and Chief Financial Officer
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

Re: **BioMarin Pharmaceutical Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed February 22, 2012
                File No. 000-26727

Dear Mr. Cooper:

We have reviewed your April 2, 2012 response to our March 23, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Management's Discussion and Analysis
Provision for Income Taxes, page 57

1. With regard to your response to comment three, please consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of certain foreign entities being profitable and incurring foreign current income tax expense and certain foreign entities incurring significant amounts of research and development expense and report significant losses in jurisdictions which do not have loss carryforwards and thus no tax benefit. It appears that separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations.

Financial Statements

(21) Revenue and Credit Concentrations, page F-39

2. Please refer to your response to our comment two. We believe disclosure of the information in your response would be useful to readers of your financial statements and should be made.

(22) Income Taxes, page F-40

3. You state "The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company's U.S. tax return." Provide us proposed disclosure to be included in future periodic reports identifying the countries in which disregarded entities are located and quantify the amount of net income or loss of the disregarded entities in each year.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant